Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Inc. completes private placement offering

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           /NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
           DISSEMNIATION IN THE UNITED STATES/
           >>

           SASKATOON, April 9 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed the private placement offering (the "Offering") previously announced on March 23, 2009, with amended terms being announced on March 26, 2009. The Offering consisted of two parts.
The first involved the issuance, on an underwritten private placement basis to a syndicate of underwriters including National Bank Financial Inc., Dundee
Securities Corporation and Toll Cross Securities Inc. (collectively, the
"Underwriters"), of a total of 8,599,100 units ("Units"), at a price of $0.75 per Unit, for gross proceeds of $6,449,325. Each Unit consisted of one common share (the "Common Shares") of Claude and one-half of one transferable common share purchase warrant ("Warrants"). Each whole Warrant entitles the holder to acquire one Common Share at a price of $0.90 for a period of 18 months from the date hereof.
           The second part of the Offering involved the issuance, on a best efforts private placement basis, of a total of 5,333,000 flow-through shares (the
"Flow-Through Shares") at a price of $0.80 per Flow-Through Share, for gross proceeds of $4,266,400.
           As compensation for the Offering, Claude paid to the Underwriters a commission equal to 5% of the gross proceeds of the Offering and an aggregate of 696,605 broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder to acquire one Common Share at a price of $0.83 for a period of 24 months from the date hereof.
           The net proceeds from the issuance of the Units will be used to repay a portion of the Company's outstanding debentures (subject to satisfaction of any necessary approvals or other requirements) and for general corporate purposes. The gross proceeds from the issuance of the Flow-Through Shares will be used by the Company to incur Canadian Exploration Expenses, as defined in the Income Tax Act (Canada). Such expenses will be renounced with an effective date of no later than December 31, 2009.

           Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). Claude is a gold exploration and mining company. The Company owns producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan.
The Company also owns 100% of the 10,000 acre Madsen property in the prolific
Red Lake gold camp of northwestern Ontario.
           The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
           Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505, or Rick Johnson, CA, Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:44e 09-APR-09